FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  October 2003

WAVECOM S.A.

12, boulevard Garibaldi

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒        Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .]

PRESS RELEASE

Wavecom announces third quarter 2003 earnings

•      Revenues: 57.4 million euros

•      Product gross margin at 32.4%

Issy-les-Moulineaux, France — October 28, 2003 — Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: AVM) today announced financial results for the third quarter ended September 30, 2003.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

In millions of euros except for share and per share data	Q3 2002	Q2 2003	Q3 2003	9 months ended Sept. 30, 2003
Revenues	€171.0	€69.9	€57.4	€215.3
Gross profit	53.7	25.4	18.2	73.0
Operating expenses	27.1	34.8	31.0	100.5
Operating income (loss)	26.6	(9.4)	(12.8)	(27.5)
Net income (loss)	17.3	(6.5)	(10.5)	(21.1)
Earnings (loss) per share (basic)	€1.16	€(0.43)	€(0.69)	€(1.39)
No. shares used for calculation	14,971,841	15,170,367	15,231,484	15,175,084

For the third quarter of 2003, Wavecom reported total revenues of €57.4 million, representing an 18% decline from the second quarter of 2003 and a 66% decline year on year.  At constant currencies (1) Wavecom revenues would have declined 19% sequentially and 63% year on year.

Wavecom continues to diversify its customer portfolio and during the quarter achieved greater geographic balance.  During the third quarter of 2003, four of Wavecom’s customers each represented more than 10% of revenues.  Two were from the Asia-Pacific region, one was from the Europe, Middle East and Africa (EMEA) region, and one is a global distributor covering several geographic areas. One of these customers is in the mobile telephone market, two are distributors selling mainly into machine-to-machine applications, and one is in the automotive market.

Wavecom’s top ten customers in the third quarter of 2003 together represented 82% of total revenues, compared to 88% during the previous quarter and compared to 93% in the third quarter of 2002.  The geographic split of these customers in the third quarter of 2003 was:  6 in Asia-Pacific, 3 in EMEA and one global customer.   No single customer represented more than 30% of revenues.

(1) Calculations are based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the periods July 1, 2002 to September 30, 2002 (1 euro = 0.9832 U.S. dollar) and April 1, 2003 to June 30, 2003 (1 euro = 1.1442 U.S. dollar) compared to the period July 1, 2003 to September 30, 2003 (1 euro = 1.1213  U.S. dollar).

Wavecom sales by market and geographic region

Q3 2003 product sales by market:		Q3 2003 sales by geographic region:

PCD (Personal Communication Devices)	37%	Asia-Pacific	65%
M2M (Machine to Machine)	6%	Americas	4%
Automotive	16%	Europe, Middle East and Africa	31%
Distributors	41%

For the third quarter of 2003, sales of WISMO modules represented 89% of total revenues; 10% of revenues came from modems, and services represented approximately 1% of revenues.  During the third quarter of 2003, Wavecom shipped 1.1 million units compared to 2.9 million units during the same period in 2002 and 1.4 million units in the second quarter of 2003.

Backlog* at September 30, 2003 grew 20% to €93.3 million, compared to €78 million at the end of the previous quarter.  Some customer orders that had been expected to be placed prior to September 30 were delayed and were placed in October with delivery expected in the fourth quarter. Therefore, turns (orders placed and delivered during the same quarter) in the fourth quarter should be slightly higher than usual.

Average selling prices (ASPs) for WISMOs increased nearly 8% from the previous quarter and declined 14% versus the third quarter of 2002.  The increase in the quarter is due to  higher proportions of sales to markets other than PCD, and of sales of product with more features, compared to prior periods.  Management continues to believe that ASPs should decline an average of approximately 20% during 2003.

Product gross margin for the third quarter of 2003 was 32.4% of product sales, once again exceeding the Company’s 30% long-term target.  This quarter’s performance compares to 32% during the same period a year ago and 36% for the previous quarter.  The gross margin declined compared to the prior period due to higher component costs related to the increased feature list as well as the effect of lower volumes produced.

Operating expenses in the third quarter of 2003 totaled €31 million, and were lower by 11% than the previous quarter, and 14% above the same quarter a year ago.  While most operating expenses declined during the quarter, general and administrative expenses increased by €1.1 million from the second quarter, due to a €3.6 million provision for loss related to the consolidation of office space in France recorded during the third quarter.  Without the effects of this charge, general and administrative expenses would have decreased during the quarter.

Headcount as of September 30, 2003 stood at approximately 850, about 20% of which was represented by independent contractors and temporary personnel.  In efforts to optimize production capacity and efficiency, management is considering the consolidation of all production with one contract manufacturer located in China and the reorganization of the customer care unit.  Once social and legal obligations regarding this plan have been completed, a net reduction of approximately 30 positions is expected to begin. This plan is estimated to cost approximately €2.0 million and is expected to reduce overall expenses during 2004 by approximately  €10 million euros.

Wavecom recorded a net foreign exchange gain of €1.2 million during the third quarter of 2003, despite the weakening of the U.S. dollar against the euro, primarily as a result of the Company’s hedging program.  The Company recorded net tax benefit of €245,000 in the third quarter of 2003, as a result of loss carrybacks and research tax credits in France.

* Backlog is calculated based on orders in hand to be shipped within the next 12 months.

As of September 30, 2003, the Company had cash and short-term investments of €119 million, a sequential decline from €131 million as of June 30, 2003, which reflects the impact of the quarter’s loss. Inventories increased to €17.7 million as of September 30, 2003, compared to €15 million as of June 30, 2003.  Accounts receivable for the third quarter of 2003 totaled €43.4 million, representing 68 days sales outstanding, up from 56 days at June 30, 2003 due to a concentration of the quarter’s sales in September.

“Third quarter revenues were impacted primarily by macroeconomic factors, namely the continued high level of handset inventories in China and the normal seasonal slow-down in Europe. In addition, the ramp-up of mass production of our new products, primarily the WISMO Pac P5186, was delayed in the third quarter.  However, I believe the fact that we once again exceeded our gross margin target of 30% and that we were able to continue the three quarter trend of reducing operating costs are two very positive signs,” commented Wavecom CEO Aram Hékimian.

Based on information currently available to the Company, management believes that sales for the fourth quarter of 2003 should be between € 70 million and € 78 million.  Achieving these sales targets will depend on Wavecom’s ability to meet its production targets and on a significant increase in sales during the remaining two months of the quarter.  Management reiterated its 30% gross margin as an ongoing, long-term objective and foresees exceeding this target for the full year 2003.

Today at 3:00 pm Paris time, Wavecom management will host a conference call for financial professionals commenting on its third quarter 2003 earnings. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Full year 2003 earnings are scheduled to be announced on February 11, 2004 followed by an afternoon conference call and formal presentation for financial professionals only.

About Wavecom

Wavecom is a leading provider of integrated technology solutions for wireless voice and data applications. Wavecom’s Wireless Open Workshop offering includes all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002 and €215.3 million for the nine months ended September 30, 2003. Wavecom is publicly traded on Euronext Paris (Nouveau Marché: AVM) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

USA (general)

USA (financial)

Patrick Hall

John D. Lovallo

The Townsend Agency

Ogilvy Public Relations Worldwide

Tel. +1 (858) 457-4888; ext. 112

Tel. : +1 (212) 880-5216

phall@townsendagency.com

john.lovallo@ogilvypr.com

Asia

UK

Diana Pong/Jessica Chong

Kate Gordon/Tristan Jervis

Ruder Finn Asia Limited

Ruder Finn UK

Tel. +852 2521 0800

Tel. +44 (0)20 7462 8900

pongd@ruderfinn.com.hk

kgordon@ruderfinn.co.uk

chongj@ruderfinn.com.hk

tjervis@ruderfinn.co.uk

Company contacts:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen

Lisa Ann Sanders

Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended September 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	170,485	56,946
Technology development and other services	534	476
	171,019	57,422
Cost of revenues :
Product sales	115,918	38,496
Technology development and other services	1,431	716
	117,349	39,212
Gross profit	53,670	18,210
Operating expenses :
Research and development	14,870	15,569
Sales and marketing	5,144	4,704
General and administrative	6,632	10,694
Amortization of deferred stock-based compensation	428	—
Total operating expenses	27,074	30,967
Operating income (loss)	26,596	(12,757)
Interest income, net	787	714
Foreign exchange gain, net	981	1,231
Total financial income	1,768	1,945
Income (loss) before minority interests and income taxes	28,364	(10,812)
Minority interests (benefit)	(242)	(93)
Income (loss) before income taxes	28,606	(10,719)
Income tax expense (benefit)	11,310	(245)
Net income (loss)	17,296	(10,474)

Basic net income (loss) per share	1.16	(0.69)
Diluted net income (loss) per share	1.11	(0.69)

Number of shares used for computing :
- basic net income (loss) per share	14,971,841	15,231,484
- diluted net income (loss) per share	15,530,516	15,231,484

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	414,595	213,196
Technology development and other services	1,060	2,151
	415,655	215,347
Cost of revenues :
Product sales	291,488	139,731
Technology development and other services	3,273	2,619
	294,761	142,350
Gross profit	120,894	72,997
Operating expenses :
Research and development	42,467	48,769
Sales and marketing	14,216	22,624
General and administrative	17,352	28,943
Amortization of deferred stock-based compensation	1,283	205
Total operating expenses	75,318	100,541
Operating income (loss)	45,576	(27,544)
Interest income, net	2,004	2,260
Foreign exchange gain (loss), net	(7,150)	63
Total financial income (loss)	(5,146)	2,323
Income (loss) before minority interests and income taxes	40,430	(25,221)
Minority interests (benefit)	(295)	(38)
Income (loss) before income taxes	40,725	(25,183)
Income tax expense (benefit)	9,878	(4,085)
Net income (loss)	30,847	(21,098)

Basic net income (loss) per share	2.07	(1.39)
Diluted net income (loss) per share	2.00	(1.39)

Number of shares used for computing :
- basic net income (loss) per share	14,905,968	15,175,084
- diluted net income (loss) per share	15,451,423	15,175,084

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At September 30,
	2002	2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	119,154
Short-term investments	15,112	—
Accounts receivable, net	85,921	43,373
Inventory, net	30,205	17,672
Value added tax recoverable	6,430	1,606
Prepaid expenses and other current assets	9,335	9,023
Advance tax payments and recoverable taxes	—	12,685
Deferred tax assets	3,889	1,886
Total current assets	270,308	205,399

Property and equipment, net	29,624	27,637
Goodwill, net	4,807	4,485
Long-term investments	14,152	16,530
Other assets	5,102	9,912
Deferred tax assets	8,041	9,091
Total assets	332,034	273,054

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	99,937	59,959
Accrued compensation	10,488	8,682
Other accrued expenses	36,367	47,881
Current portion of capitalized lease obligations	214	884
Deferred revenue and advances received from customers	4,100	2,516
Income tax payable	13,605	2,232
Other liabilities	179	668
Total current liabilities	164,890	122,822

Long-term portion of capitalized lease obligations	287	605
Other long-term liabilities	—	5,451
Total long-term liabilities	287	6,056

Minority interests	38	—

Shareholders' equity :
Shares, Euro 1 nominal value, 15 338 116 shares issued and outstanding at September 30, 2003 (15 107 890 at December 31, 2002)	15,108	15,338
Treasury stock (156 345 shares in treasury at September 30, 2003)	—	(1,312)
Additional paid-in capital	135,954	136,247
Deferred compensation	(975)	(608)
Retained earnings (deficit)	16,416	(4,544)
Accumulated other comprehensive income (loss)	316	(945)
Total shareholders' equity	166,819	144,176
Total liabilities and shareholders' equity	332,034	273,054

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	30,847	(21,098)
Adjustments to reconcile net income to net cash provided fromoperating activities :
Depreciation and amortization of property and equipment	7,700	11,503
Amortization of deferred stock-based compensation	1,741	367
Minority interests	(295)	(38)
Goodwill revaluation	—	140
Deferred taxes	—	953
Net increase in cash from working capital items	5,378	8,120
Net cash provided (used) by operating activities	45,371	(53)
Cash flows from investing activities :
Disposal (acquisition) of short-term investments	(10,591)	15,112
Acquisition of long term investments	(10,561)	(2,378)
Repurchase of minority interests in Arguin	—	(253)
Purchases of property and equipment	(17,886)	(8,267)
Proceeds from sale of property and equipment	139	60
Net cash provised (used) by investing activities	(38,899)	4,274
Cash flows from financing activities :
Repayment of loans	(407)	—
Principal payments on capital lease obligations	(184)	(590)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders' warrants	727	769
Net cash provided (used) by financing activities	136	(1,133)
Effect of exchange rate changes on cash and cash equivalents	(1,243)	(3,350)
Net increase (decrease) in cash and cash equivalents	5,365	(262)
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	134,337	119,154

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 28, 2003	By:	/s/ Deborah Choate

Deborah Choate
Chief Financial Officer